Exhibit (a)(13)

EFiled: Apr 13 2011 12:42PM EDT Transaction ID 36995159 Case No. 6373-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

HERBERT SILVERBERG,

Plaintiff, v.

THOMAS A. BOLOGNA, EUGENE I. DAVIS, STEFAN LOREN, NICOLE S. WILLIAMS, JAMES M. HART, BRUCE D. DALZIEL, ORCHID CELLMARK INC., OCM ACQUISITION CORP., and LABORATORY CORPORATION OF AMERICA HOLDINGS,	C.A.

Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his attorneys, alleges on information and belief, except for those allegations pertaining to himself, which are alleged on knowledge, as follows:

1. This is a class action arising out of a proposed transaction (the “Proposed Transaction”) in which Laboratory Corporation of America Holdings (“LabCorp”), through its wholly-owned subsidiary OCM Acquisition Corp. (“OCM”), has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 5, 2011 to acquire Orchid Cellmark Inc. (“Orchid” or the “Company”) for $2.80 per share in a cash tender offer followed by a merger under Delaware law. The total value of the Proposed Transaction is $85.4 million which after taking into account the Company’s approximately $20 million of cash on hand makes the net price $65.4 million.

2. The Proposed Transaction represents only approximately one times (1x) Orchid’s annual revenue and was agreed to at a time when Orchid’s chief competitor in the United Kingdom (“U.K.”), a government entity with over $150 million in revenues, has begun to wind down its business, an event expected to lead to enormous gains in the Company’s revenues and profits. In addition, Orchid continues to possess $247.6 million federal net operating loss carryforwards. Indeed, the Credit Suisse brokerage firm and other analysts have given kudos to LabCorp for a savvy acquisition.

3. Plaintiff and other public shareholders or Orchid, however, have been effectively deprived of a voice on the Proposed Transaction. The terms of the Merger Agreement make the sale to LabCorp a forgone conclusion by providing for an irrevocable “top-up” option coupled with a no-shop clause and an amendment to the Company’s poison pill embodied in a Second Amendment to Rights Agreement Between Orchid Cellmark, Inc. and American Stock Transfer & Trust Company (the “Poison Pill Amendment”) dated April 5, 2011, eliminating the poison pill as a barrier to the Proposed Transaction while, at the same time, leaving it in place as a barrier to any potential competing acquisition offer.

PARTIES

4. Plaintiff, Herbert Silverberg owns 10,000 shares of the Company’s common stock and has owned those shares continuously since prior to the events which are the subject of this Complaint.

5. Orchid is a Delaware corporation which maintains its corporate headquarters at 4390 U.S. Route One, Princeton, New Jersey 08540. Orchid is a leading provider of genetic testing with facilities located in the United States (“U.S.”) and U.K.

6. Defendant Thomas A. Bologna (“Bologna”) has served as the Company’s President and Chief Executive Officer and a member of the board of directors (the “Board”) since April 2006.

7. Defendant Eugene I. Davis (“Davis”) has served as the Chairman of the Board since November 2010. Davis was a nominee to the Board of Accipiter Capital Management LLC (“Accipiter”) a hedge fund that beneficially owns 3,923,498 shares or 13.1% of Orchid common stock. As a result of Accipiter’s large holdings in Orchid, it could not easily liquidate its shares into the thinly traded market for the Company’s shares without a significant adverse effect on the stock’s price. Accordingly, Accipiter requires a transaction like the Proposed Transaction in order to liquidate its Orchid shares.

8. Defendant Stefan Loren (“Loren”) has served as a member of the Board since November 2010. Loren is an Accipiter nominee to the Board.

9. Defendant Nicole S. Williams (“Williams”) has served as a member of the Board since 2002.

10. Defendant James M. Hart (“Hart”) has served as a member of the Board since January 2010.

11. Defendant Bruce D. Dalziel (“Dalziel”) has served as a member of the Board since April 2010.

12. Defendants Bologna, Davis, Loren, Williams, Hart and Dalziel are collectively referred to herein as the “Individual Defendants.”

13. Defendant LabCorp is a Delaware corporation which maintains its corporate headquarters at 358 South Main Street, Burlington, North Carolina 27215. LabCorp offers a broad range of clinical laboratory tests that are used by the medical profession in routine testing, patient diagnosis, and in the monitoring and treatment of disease. In addition, LabCorp has developed specialty testing operations, such as oncology testing, HIV genotyping and phenotyping, diagnostic genetics and clinical trials.

14. Defendant OCM, a Delaware corporation, is a wholly-owned subsidiary of LabCorp formed for the purpose of effectuating the Proposed Transaction.

CLASS ACTION ALLEGATIONS

15. Plaintiff brings this lawsuit individually and as a class action, pursuant to Rule 23 of the Chancery Court, on behalf of a class (the “Class”) consisting of all holders of common stock of Orchid who are, or will be, threatened with injury arising from the actions of Defendants as set forth herein. Excluded from the Class are Defendants, their directors, officers, employees, parents, affiliates and subsidiaries, their successors, agents, legal representatives, heirs and assigns, and any persons controlled by any excluded person.

16. Orchid has almost 30 million shares of common stock outstanding. Therefore, there are likely thousands of members of the Class; accordingly, the Class is so numerous that joinder of all members is impracticable.

17. There are questions of law and fact common to the Class including:

(a) whether the Individual Defendants have breached their fiduciary duties to Plaintiff and the other members of the Class;

(b) whether LabCorp and OCM have aided and abetted the Individual Defendants’ breach of their fiduciary duties to Plaintiff and other members of the Class;

(c) whether Plaintiff and the Class are entitled to injunctive relief, damages or other relief.

18. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

19. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

20. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

The Company

21. Orchid is a leading provider of DNA testing services that generate genetic profile information by analyzing an organism’s unique genetic identity and also non-DNA forensic laboratory services. The Company’s business is primarily focused on DNA testing for human identity which includes providing DNA testing services for forensic, family relationship and security applications. Forensic DNA testing is primarily used to establish and maintain DNA profile databases of individuals arrested for or convicted of crimes, to analyze and compare evidence from crime scenes with these databases to identify possible suspects and to confirm that a suspect committed a particular crime or to exonerate a falsely accused or convicted person. Forensic DNA testing can also be used to confirm a victim’s identity. Family relationship DNA testing is used to establish whether two or more people are genetically related and is most often used to determine a biological father in a paternity case, but can also be used to confirm a genetic relationship for purposes of immigration, adoption, estate settlement, genealogy and ancestry. DNA testing also is used by individuals and employers in security applications to establish and store a person’s genetic profile for identification purposes in the event of an emergency or accident.

22. The Company has facilities located in the U.S. and U.K. with the majority of its clients in these two countries. During the years ended December 31, 2010, 2009, and 2008, Orchid recorded total revenues of $63.7 million, $59.1 million and $57.6 million, respectively. A large part of Orchid’s income came from the U.K. with $40.0 million, $29.5 million and $26.4 million for the years ended December 31, 2010, 2009 and 2008, respectively. In fact, one U.K. government customer accounted for approximately 25% of Orchid’s total revenues in 2010.

23. On November 4, 2010, Orchid announced in a press release its results for the third fiscal quarter of 2010 with revenues up 18% to $17.3 million, as compared to $14.7 million in the third quarter 2009. Total U.K. revenues for the third quarter of 2010 rose 44% compared to the third quarter of 2009, primarily as a result of the increase in U.K. forensic business.

Defendant Bologna commented that:

Our third quarter results reflect the inherent strength of our business. We reported a healthy third quarter increase in sales as well as a strong gross margin and a quarterly operating profit. Our U.K. operation was particularly strong as a result of significant organic top line growth. (Emphasis added).

24. In December 2010, the UK government announced its intention to wind down the operations of the Forensic Science Service (the “FSS”), a UK competitor with approximately $150 million in revenue. This development represents a significant opportunity for the Company to capture business for Orchid’s U.K. forensics division.

25. On March 10, 2011, the Company issued a press release announcing its fourth quarter and year-end results for 2010 with revenues increasing approximately 12% to $16.6 million in the fourth quarter, up from $14.9 million for the fourth quarter of 2009 and year-end revenues increasing approximately 10% to $63.7 million, up from $58.1 million for the year-end of 2009. Defendant Bologna acknowledged the strength of the UK business in stating:

Fourth quarter results reflect continued company growth. Our U.K. business grew by over 31% and the forensics component of that business grew by approximately 40%. . . For the full year of 2010, overall company service revenues grew to $63.7 million or by approximately 10% over 2009. Our U.K. business was particularly strong, with revenues growing by more than 35%. On the operational front, we maintained gross margins, and successfully completed the consolidation of our U.S. forensic and paternity operations into our Dallas, Texas and Dayton, Ohio facilities, respectively. Lastly, we ended 2010 with approximately $20 million in cash and short-term investments, up from approximately $18 million in 2009. (Emphasis added).

The Proposed Transaction

26. On April 6, 2011, Orchid and LabCorp announced in a joint press release that they had entered into the Merger Agreement under which LabCorp will acquire all the Company’s outstanding shares in a cash tender offer for $2.80 per share for a total purchase price of approximately $85.4 million. However, the Proposed Transaction’s total value is actually only $65.4 million when the Company’s $20 million of cash on hand is taken into consideration.

27. The Proposed Transaction significantly undervalues the Company and seeks to deliver Orchid into LabCorp’s hands at a substantially inadequate price. The $65.4 million purchase price represents a little more than one times (1x) revenues in 2010 of $63.7 million at a time when the Orchid is set to capitalize on tremendous growth in the UK forensics business as result of the winding down of the FSS.

28. The consideration offered in the Proposed Transaction is also inadequate as it fails to adequately account for synergies that may be realized by LabCorp and other strategic bidders. In fact, the Company’s U.S. facilities are candidates for consolidation into LabCorp existing U.S. facilities.

29. On April 6, 2011, analyst Justin Sharon of the investing website Minyanville stated that:

A premium of 39.3% to Tuesday’s closing price or Orchid is actually a blooming bargain by all accounts. Lab Corp, paying only 1.3 times revenues, at a stroke acquires a booming British forensic franchise – 50% of Orchid’s $64 million in 2010 revenues came from that country – with substantial cost savings and tax benefits thrown in for good measure. The deal is expected to add about $0.03 to its 2011 earnings per share – before any synergies.

30. On April 7, 2011, Credit Suisse published a “Company Update” discussing the Proposed Acquisition. The Credit Suisse report highlighted the winding down of the FSS and the benefit that it would have upon Orchid’s U.K. business, the fact that the “acquisition would cost [LabCorp] approximately $65.6M, or slightly over 1.0x 2010 revenue” and that Orchid had $247.6 million in net operating loss carryforwards.

31. Notwithstanding Orchid’s attractiveness as an acquisition candidate, the Individual Defendants have entered into a series of onerous deal protection devices which when combined with the Proposed Transaction being placed on a fast track with the tender offer scheduled to close 21 business days after its commencement (see Merger Agreement §1.1(d)), create an unreasonable hurdle to any potentially competing superior offer to acquire the Company.

32. On April 6, 2011, in a Schedule TO-C filed with the Securities and Exchange Commission (“SEC”), the Company disclosed that it had entered into the Poison Pill

Amendment granting a limited exemption only to LabCorp to exceed the poison pill’s ownership limitations. This action effectively precludes any other person from launching a competing bid for Orchid in a situation where the directors have decided to sell the Company and its shareholders no longer need the protection of a poison pill. Thus, the Poison Pill Amendment being limited to LabCorp lacks a proper corporate purpose and is an unnecessary and therefore unreasonable deal protection device.

33. The Merger Agreement also includes onerous deal protections significantly reducing the likelihood that a superior offer will be made for the Company. Those provisions include: (a) a top-up option (the “Top-Up Option”) allowing LabCorp to cross the 90% share ownership threshold required to implement a short-form merger under Delaware law; (b) a no shop clause (“No-Shop Clause”) restricting the Company from seeking out a superior offer; (c) information and matching rights with respect to a superior proposal; and (c) a termination fee of $2,500,000 and reimbursement of up to $500,000 in expenses together representing approximately 4.6% of the Proposed Transaction’s net cash value of $65.4 million. The deal protection devices unreasonably restrict the Company’s ability to attract a superior proposal.

34. The Top-Up Option (see Merger Agreement §1.13) allows LabCorp to exercise an option to acquire 90% plus one share of the outstanding shares after having acquired a majority of the Company’s outstanding shares of common stock. This Top Up Option will allow LabCorp to complete a short-form merger without seeking the consent of the minority shareholders.

35. The Company has also agreed to a No-Shop Clause (see Merger Agreement §5.2) requiring Orchid to cease and/or not engage in any discussions with other potential bidders. The No-Shop Clause also requires the Company to seek the return of any confidential materials given to a potential bidder that might help it in making a superior proposal.

36. In connection with the No-Shop Clause the Company has also agreed to provide LabCorp with prompt notice of any interest from a potential bidder (see Merger Agreement §5.2(b)). In addition, if a superior proposal is being considered by the Board then the Company must provide LabCorp with its material terms (see Merger Agreement §5.2(c)) and give LabCorp four business days to revise its proposal. These informational and matching rights significantly reduce the likelihood of another potential bidder emerging because it would not want to spend the resources necessary to make a superior proposal only to act a LabCorp’s stalking horse.

37. The Merger Agreement also provides for the payment of a termination fee of $2,500,000 and reimbursement of up to $500,000 in expenses together representing approximately 4.6% of the Proposed Transaction’s net cash value. These payments would be lost value to the shareholders as they would go to LabCorp and would need to be eaten by any other potential acquirer.

FIRST CAUSE OF ACTION

Claims For Breach or Fiduciary Duties

Against the Individual Defendants

38. Plaintiff repeats and realleges each allegation set forth hereinabove.

39. The Individual Defendants have violated their fiduciary duties of care and loyalty owed to the public shareholders of Orchid.

40. As demonstrated by the allegations above, the Individual Defendants have breached their fiduciary duties in connection with a proposed sale of the Company because, among other reasons:

(a) they failed to properly value the Company;

(b) they failed to take steps to maximize the value of Orchid to its public shareholders;

(c) they have agreed to terms in the Merger Agreement and other terms that favor LabCorp and unreasonably deter competing bids; and

(d) they have submitted to the interests of LabCorp rather than the interests of Orchid’s public shareholders.

41. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Proposed Transaction, which will deprive the Class of its fair proportionate share of Orchid’s valuable assets and business, to the irreparable harm of the Class.

42. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiffs and the Class be fully protected from the immediate and irreparable injury that the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Aiding & Abetting the Breach of Fiduciary Duties

Against Defendants LabCorp and OCM

43. Plaintiffs repeat and reallege each allegation set forth herein.

44. Defendants LabCorp and OCM by reason of their status as parties to the Merger Agreement and/or associated agreements, and their possession of non-public information, have aided and abetted the Individual Defendants in the aforesaid breaches of their fiduciary duties by knowingly providing substantial assistance to the Individual Defendants’ breaches of fiduciary duties.

45. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendants LabCorp and OCM, who, therefore, have aided and abetted such breaches in the proposed sale of Orchid.

46. As a result of the unlawful actions of defendants LabCorp and OCM, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the best available transaction for Orchid. Unless the actions of defendants LabCorp and OCM are enjoined by the Court, LabCorp and OCM will continue to aid and abet the aforementioned breaches of fiduciary duties owed to Plaintiff and the members of the Class.

47. Plaintiffs and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment, as follows:

A. Declaring that this action is properly maintainable as a class action and certifying Plaintiff as the Class representative;

B. Enjoining Defendants from proceeding with the Proposed Transaction;

C. Enjoining implementation of the deal protection devices in the Merger Agreement and deployment of Orchid’s poison pill;

D. Directing the Individual Defendants to exercise their fiduciary duties to maximize shareholder value in any proposed sale of the Company;

E. Imposing a constructive trust, in favor of Plaintiff and other members of the Class, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

F. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ fees and experts’ fees; and

G. Granting such other and further relief as this Court may deem just and proper.

Dated: April 13, 2011

ROSENTHAL, MONHAIT & GODDESS, P.A.

Norman M. Monhait (Del. Bar. No. 1040)
919 N. Market Street, Suite 1401
P.O. Box 1070
Wilmington, DE 19899
(302) 656-4433

Attorneys for Plaintiff

OF COUNSEL:

ABRAHAM, FRUCHTER & TWERSKY, LLP Jeffrey S. Abraham Philip T. Taylor One Penn Plaza, Suite 2805 New York, N.Y. 10119 (212) 279-5050